WAIVER AND FIRST AMENDMENT TO AMENDED
                        AND RESTATED CREDIT AGREEMENT


      THIS WAIVER AND FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this "Amendment") is entered into as of November 20, 2001, by and between AUTO-GRAPHICS, INC., a California corporation ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

RECITALS

      A. Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Amended and Restated Credit Agreement dated as of August 1, 2000 between Borrower and Bank as such agreement may have been amended or modified from time to time (the "Agreement"). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Agreement.
      B. Borrower is indebted to Bank under the terms of the Agreement for a line of credit (the "Prior Line of Credit"), which is evidenced by that certain Reducing Revolving Note dated August 1, 2000 in the maximum principal amount of Three Million Dollars ($3,000,000.00) (the "Prior Note").
      C. By letter dated November 14, 2001 from Borrower to Bank, Borrower requested that Bank waive certain Events of Default under the Agreement and modify certain requirements of the Agreement. Bank has agreed to waive such Events of Default and modify the Agreement, subject to the terms and conditions set forth herein.

      NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Agreement shall be amended as follows; provided, however, that nothing herein shall terminate any security interest granted in favor of Bank and all such security interests shall remain in full force and effect; and Bank and Borrower further agree as follows:

1. Amendment to Section 1.1(a). Section 1.1(a) of the Agreement is hereby deleted and replaced in its entirety with the following:

"(a) Line of Credit. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make advances to Borrower from time to time up to and including June 3, 2002, not to exceed at any time the aggregate principal amount of One Million Six Hundred Thousand Dollars ($1,600,000.00) ("Line of Credit"), the proceeds of which shall be used for working capital requirements. Borrower's obligation to repay advances shall be evidenced by a promissory note substantially in the form of Exhibit A attached hereto (the "Note"), all terms of which shall be incorporated by this reference."

The foregoing change shall become effective upon the execution and delivery to Bank of a promissory note substantially in the form of Exhibit A attached hereto (which promissory note shall replace the Prior Note and be deemed the Note defined in and made pursuant to the Agreement) and all other contracts, instruments and documents required by Bank to evidence such change; provided, however, that outstanding advances under the Prior Line of Credit theretofore provided Borrower by Bank in connection with the Prior Note shall be deemed outstanding advances under the Note in effect hereby.

2. Amendment to Section 1.1(d). Section 1.1(d) of the Agreement is hereby deleted in its entirety.

3. Amendment to Section 4.8. Section 4.8 of the Agreement is hereby deleted and replaced in its entirety with the following:

      "SECTION 4.8 FINANCIAL CONDITION. Maintain Borrower's consolidated financial condition as follows using generally accepted accounting principles consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein), with compliance determined commencing with Borrower's financial statements for the period ending December 31, 2001:

(a) Intentionally Omitted.

(b) Tangible Net Worth as of the end of each calendar quarter set forth below of not less than the amount set forth opposite such date:

               Quarter Ending      Tangible Net Worth
              -----------------    ------------------
              December 31, 2001        $2,000,000
              March 31, 2002           $2,000,000

"Tangible Net Worth" is defined as the aggregate of total stockholders' equity plus subordinated debt less any intangible assets. For purposes of this Agreement, capitalized software development and acquisition cost is considered a tangible asset.

(c) Total Liabilities divided by Tangible Net Worth not at any time greater than 2.0 to 1.0 as of the last day of each calendar quarter, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities less subordinated debt.

Attached hereto as Schedule 4.8 is a letter from Daniel E. Luebben to Darryl S. Hallie dated August 9, 2000 that Bank and Borrower agree accurately describes the calculations to be made pursuant to this Section 4.8."

4. Amendment and Waiver Fee. In consideration of the amendments and waivers set forth herein and as a condition to the effectiveness hereof, immediately upon signing this Amendment, Borrower shall pay to Bank a non-refundable fee of $3,000.00, which shall be deemed fully earned (the "Amendment Fee").

5. Conditions Precedent. Provided that each of the following conditions is satisfied on or before December 5, 2001, this Amendment shall become effective on the first business day that each of the following conditions have been met to Bank's satisfaction (the "Effective Date"):

(a) Documentation. Bank shall have received, in form and substance satisfactory to Bank, each of the following:

    (i)   This Amendment executed by Borrower;

    (ii)  Revolving Note executed by Borrower; and

    (iii) Such other documents as Bank may require under any other Section of this Amendment.

(b) Amendment Fee. Borrower shall have paid the Amendment Fee to Bank by authorizing Bank to debit Borrower's demand deposit account no. 4644631202 with Bank.

(c) Other Fees and Charges. In addition to Borrower's obligations under the Credit Agreement and the other Loan Documents, Borrower shall reimburse Bank immediately upon demand for all costs and expenses, including attorneys' fees (including the allocated costs of bank's in-house counsel) expended or incurred by Bank in connection with the negotiation and preparation of this Amendment. Borrower authorizes Bank to debit its demand deposit account no. 4644631202 with Bank for all such costs and expenses.

If all of the conditions set forth in this Section 5 have not been satisfied to Bank's satisfaction on or before December 5, 2001, then this Amendment shall be null and void.

6. Waiver of Defaults. Bank hereby waives its default rights with respect to the following Events of Default:
      (a) failure to reduce the outstanding balance under the Prior Note to a maximum of $2,250,000.00 on October 1, 2001;
      (b) failure to maintain a Coverage Ratio of 1.25 or more in accordance with Section 4.8(a) of the Agreement for the Measuring Period ended September 30, 2001;
      (c) failure to maintain Tangible Net Worth in excess of $3,000,000.00 in accordance with Section 4.8(b) of the Agreement as of September 30, 2001;
      (d) failure to maintain a Quick Ratio of not less than 0.40 to 1.00 in accordance with Section 4.8(d) of the Agreement; and
      (e) permitting loans, advances and investments to employees and affiliates to exceed the $350,000.00 maximum at any time outstanding in accordance with Section 5.6 of the Agreement.

This waiver applies only to the defaults specified above and only for the dates specified in this Section 6. It is not a waiver of any subsequent breaches of the same provisions of the Agreement, nor is it a waiver of any breach of any other provision of the Agreement.

7. General Release. In consideration of the benefits provided to Borrower under the terms and provisions hereof, Borrower and each guarantor hereunder hereby agree as follows ("General Release"):

(a) Borrower and each guarantor hereunder, for itself and on behalf of its respective successors and assigns, do hereby release, acquit and forever discharge Bank, all of Bank's predecessors in interest, and all of Bank's past and present officers, directors, attorneys, affiliates, employees and agents, of and from any and all claims, demands, obligations, liabilities, indebtedness, breaches of contract, breaches of duty or of any relationship, acts, omissions, misfeasance, malfeasance, causes of action, defenses, offsets, debts, sums of money, accounts, compensation, contracts, controversies, promises, damages, costs, losses and expenses, of every type, kind, nature, description or character, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, each as though fully set forth herein at length (each, a "Released Claim" and collectively, the "Released Claims"), that Borrower or any guarantor hereunder now has or may acquire as of the later of: (i) the date this Amendment becomes effective through the satisfaction (or waiver by Bank) of all conditions hereto; or (ii) the date that Borrower and each guarantor hereunder have executed and delivered this Amendment to Bank (hereafter, the "Release Date"), including without limitation, those Released Claims in any way arising out of, connected with or related to any and all prior credit accommodations, if any, provided by Bank, or any of Bank's predecessors in interest, to Borrower or any guarantor hereunder, and any agreements, notes or documents of any kind related thereto or the transactions contemplated thereby or hereby, or any other agreement or document referred to herein or therein.

(b) Borrower and each guarantor hereunder hereby acknowledge, represent and warrant to Bank as follows:
(i) Borrower and such guarantor understand the meaning and effect of Section 1542 of the California Civil Code which provides:

      "Section 1542.  GENERAL RELEASE; EXTENT.  A GENERAL RELEASE
      DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT
      KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF
      EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE
      MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

(ii) With regard to Section 1542 of the California Civil Code, Borrower and each such guarantor agree to assume the risk of any and all unknown, unanticipated or misunderstood defenses and Released Claims which are released by the provisions of this General Release in favor of Bank, and Borrower and each such guarantor hereby waive and release all rights and benefits which they might otherwise have under Section 1542 of the California Civil Code with regard to the release of such unknown, unanticipated or misunderstood defenses and Released Claims.

(c) Each person signing below on behalf of Borrower or any guarantor hereunder acknowledges that he or she has read each of the provisions of this General Release. Each such person fully understands that this General Release has important legal consequences, and each such person realizes that they are releasing any and all Released Claims that Borrower or any such guarantor may have as of the Release Date. Borrower and each guarantor hereunder hereby acknowledge that each of them has had an opportunity to obtain a lawyer's advice concerning the legal consequences of each of the provisions of this General Release.

(d) Borrower and each guarantor hereunder hereby specifically acknowledge and agree that:

(i) none of the provisions of this General Release shall be construed as or constitute an admission of any liability on the part of Bank;

(ii) the provisions of this General Release shall constitute an absolute bar to any Released Claim of any kind, whether any such Released Claim is based on contract, tort, warranty, mistake or any other theory, whether legal, statutory or equitable; and (iii) any attempt to assert a Released Claim barred by the provisions of this General Release shall subject Borrower and each guarantor hereunder to the provisions of applicable law setting forth the remedies for the bringing of groundless, frivolous or baseless claims or causes of action.

8. Interpretation. Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. This Amendment and the Credit Agreement shall be read together, as one document.

9. Reaffirmation; Certification. Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower represents and warrants that the execution and delivery of this Amendment and the Line of Credit Note have been duly authorized by all necessary corporate action of Borrower. Borrower further certifies that as of the Effective Date of this Amendment there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

10. Counterparts. This Amendment may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and all of which when taken together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

AUTO-GRAPHICS, INC.,                        WELLS FARGO BANK,
a California corporation                    NATIONAL ASSOCIATION




By:    /s/Robert S. Cope                    By:    /s/Darryl S. Hallie
-----------------------------               ------------------------------
Name:  Robert S. Cope                       Name:  Darryl S. Hallie
Title: President                            Title: Vice President/Principal

GUARANTORS' CONSENT AND REAFFIRMATION


      Each of the undersigned guarantors of all indebtedness of AUTO-GRAPHICS, INC., a California corporation, to Wells Fargo Bank, National Association hereby:
(i) consents to the foregoing Waiver and First Amendment to Amended and Restated Credit Agreement (the "Amendment");
(ii) reaffirms its obligations under its respective Continuing Guaranty;
(iii) reaffirms its waivers of each and every one of the defenses to such obligations as set forth in its respective Continuing Guaranty;
(iv) reaffirms that its obligations under its respective Continuing Guaranty are separate and distinct from the obligations of any other party under the Amendment and the other Loan Documents (as defined therein); (v) agrees to join in and be bound by all of the terms and provisions of the General Release contained in Section 7 of the Amendment.


GUARANTORS:

A-G CANADA, LTD.


By:    /s/Robert S. Cope
------------------------------
Name:  Robert S. Cope
Title: President

By:    /s/Daniel E. Luebben
------------------------------
Name:  Daniel E. Luebben
Title: Chief Financial Officer


With reference to that certain Guarantee dated
October 31, 1997

DATAQUAD, INC., a Nevada corporation


By:    /s/Robert S. Cope
------------------------------
Name:  Robert S. Cope
Title: President


DATACAT, INC., a California corporation


By:    /s/Robert S. Cope
------------------------------
Name:  Robert S. Cope
Title: President


THE LIBRARYCARD, INC., a Nevada corporation


By:    /s/Robert S. Cope
------------------------------
Name:  Robert S. Cope
Title: President

                               REVOLVING NOTE
--------------------------------------------------------------------------
$1,600,000.00                                      Los Angeles, California
                                                         November 20, 2001

FOR VALUE RECEIVED, the undersigned AUTO-GRAPHICS, INC., a California corporation ("Borrower"), promises to pay to the order of WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") at its office at 333 South Grand Avenue, Los Angeles, California, or at such other place as the holder hereof may designate, in lawful money of the United States of America and in immediately available funds, the principal sum of One Million Six Hundred Thousand Dollars ($1,600,000.00), or so much thereof as may be advanced and be outstanding, with interest thereon, to be computed on each advance from the date of its disbursement as set forth herein. Capitalized terms used herein without definition shall have the meanings assigned to such terms in that certain Amended and Restated Credit Agreement dated as of August 1, 2000
(as amended, modified, supplemented or restated from time to time) between Borrower and Bank.

INTEREST:

(a) Interest. The outstanding principal balance of this Note shall bear interest (computed on the basis of a 360-day year, actual days elapsed) at a rate per annum of one percent (1.00%) above the Prime Rate in effect from time to time. The "Prime Rate" is a base rate that Bank from time to time establishes and which serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto. Each change in the rate of interest hereunder shall become effective on the date each Prime Rate change is announced within Bank.

(b) Payment of Interest. Interest accrued on this Note shall be payable on the last day of each month, commencing November 30, 2001.

(c) Default Interest. From and after the maturity date of this Note, or such earlier date as all principal owing hereunder becomes due and payable by acceleration or otherwise, the outstanding principal balance of this Note shall bear interest until paid in full at an increased rate per annum (computed on the basis of a 360-day year, actual days elapsed) equal to four percent (4%) above the rate of interest from time to time applicable to this Note.

BORROWING AND REPAYMENT:

(a) Borrowing and Repayment. Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of any document executed in connection with or governing this Note; provided, however, that the total outstanding borrowings under this Note shall not at any time exceed the principal amount set forth above or such lesser amount as shall at any time be available hereunder. The unpaid principal balance of this obligation at any time shall be the total amounts advanced hereunder by the holder hereof less the amount of principal payments made hereon by or for Borrower, which balance may be endorsed hereon from time to time by the holder. The outstanding principal balance of this Note shall be due and payable in full on June 3, 2002.

(b) Equity Proceeds. Borrower shall prepay the Line of Credit in an amount equal to ten percent (10%) of Excess Equity Proceeds not more than two (2) business days after any Excess Equity Proceeds are received, and the Line of Credit shall be permanently reduced on such date by the amount of prepayment required by this sentence. "Equity Proceeds" shall mean the gross amount of new equity received by the Borrower and its Subsidiaries from and after April 1, 2000. "Excess Equity Proceeds" shall mean Equity Proceeds in excess of $5,000,000.00.

(c) Advances. Advances hereunder, to the total amount of the principal sum stated above, may be made by the holder at the oral or written request of (i) Robert S. Cope or Daniel E. Luebben, any one acting alone, who are authorized to request advances and direct the disposition of any advances until written notice of the revocation of such authority is received by the holder at the office designated above, or (ii) any person, with respect to advances deposited to the credit of any deposit account of Borrower, which advances, when so deposited, shall be conclusively presumed to have been made to or for the benefit of Borrower regardless of the fact that persons other than those authorized to request advances may have authority to draw against such account. The holder shall have no obligation to determine whether any person requesting an advance is or has been authorized by Borrower.

(d) Application of Payments. Each payment made on this Note shall be credited first, to any interest then due and second, to the outstanding principal balance hereof.

EVENTS OF DEFAULT:

This Note is made pursuant to and is subject to the terms and conditions of that certain Waiver and First Amendment to Amended and Restated Credit Agreement between Borrower and Bank dated as of even date herewith. Any default in the payment or performance of any obligation under this Note, or any defined event of default under the Credit Agreement, shall constitute an "Event of Default" under this Note.

MISCELLANEOUS:

(a) Remedies. Upon the occurrence of any Event of Default, the holder of this Note, at the holder's option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by Borrower, and the obligation, if any, of the holder to extend any further credit hereunder shall immediately cease and terminate. Borrower shall pay to the holder immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of the holder's in-house counsel), expended or incurred by the holder in connection with the enforcement of the holder's rights and/or the collection of any amounts which become due to the holder under this Note, and the prosecution or defense of any action in any way related to this Note, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Borrower or any other person or entity.

(b) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California.


IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first written above.

AUTO-GRAPHICS, INC., a California corporation


By:    /s/Robert S. Cope
       -------------------------
Name:  Robert S. Cope
Title:	 President

August 9, 2000


Via Fax


Darryl S. Hallie
Vice President
Loan Adjustment Group
Wells Fargo Bank
333 S. Grand Avenue, Suite 940
Los Angeles, CA  90071

Re:  First Amended and Restated Credit
       Agreement Dated August 1, 2000
       ("Credit Agreement")

Dear Darryl:

The purpose of this letter is confirm our mutual understanding of how the following loan covenant ratios will be calculated under the above referenced Credit Agreement (and related Loan Documents):

(EBITDA) Coverage Ratio

1. EBITDA is defined as "net profit before taxes plus interest expense, depreciation and amortization expense". The mechanics of the calculation would be to begin with quarterly net income/loss and add back the income tax provision, interest expense (excluding interest income), depreciation and amortization expense for that same quarter to obtain EBITDA. EBITDA for a consecutive four quarter period would then be totaled to yield a rolling four quarter sum for the Measuring Period, a consecutive four calendar quarter period ending on the last day of the calendar quarter for which the Coverage Ratio is being calculated. This figure becomes the numerator of the ratio. The formula would measure Auto-Graphics on a consolidated basis excluding minority interests measuring only the ownership interest of Auto-Graphics in the subsidiary(ies) net income/loss. This is consistent with the Tangible Net Worth covenant below which also excludes minority interests.

2. Debt Service is defined as "the aggregate of total interest expense (excluding interest income) plus current maturities of long-term debt as of the first day of the applicable Measuring Period (above)." The aggregate interest expense is equal to the interest expense amount included in EBITDA above for the Measuring Period. Current maturities are defined as the expected principal payments and/or mandatory debt reduction amounts (due) on long-term debt in accordance with GAAP accounting as previously reported in or which will be reported in the Company's financial statements as of the last day of the calendar quarter immediately prior to the Measuring Period above (regardless of what may have been actually paid by the Company during that same four quarter period). This means that the actual current maturities reported on the Company's historical financial statements will be used in the calculation of the ratio starting from the third quarter of 1999 through the second quarter of 2000. This figure becomes the denominator of the ratio.

3. The numerator is divided by the denominator to yield the Coverage Ratio for the four quarter Measuring Period.

Tangible Net Worth

Tangible Net Worth (TNW) is defined as the aggregate of stockholder's equity plus subordinated debt (the Company has none) less intangible assets (the
Company has none).   Capitalized software development costs are considered
tangible assets for purposes of the Credit Agreement. TNW excludes minority interests and is measured on a quarterly basis.

Debt to Tangible Net Worth

Debt is defined as total current and non-current liabilities excluding subordinated debt (the Company has none). TNW is defined above. The ratio excludes minority interests from either the debt (numerator) or TNW (denominator). The Debt to TNW Ratio is measured on a calendar quarter basis.

Quick Ratio

The Quick Ratio is defined as the aggregate of unrestricted cash and cash equivalents divided by the declining amount of the Line of Credit. At 40%, the quick ratio establishes a minimum cash balance of $1.2 million at a $3.0 million initial commitment declining every six months to $800,000 at the conclusion of the two year term of the Credit Agreement. The Quick Ratio is to be measured on a daily basis through-out the loan term.

Please review the calculation methodologies/definitions above and confirm our mutual interpretation and application. Assuming that you concur, would you do me a favor and initial and return a copy of this letter for our loan file; and also insert a copy in the Bank's loan file so that if we are not the individuals involved in the implementation of this Credit Agreement, our respective successors will have the benefit of our understanding. Should you have any questions or require any additional information, please give me a call. Your assistance is appreciated.

Regards,


/s/Daniel E. Luebben
------------------------
Daniel E. Luebben
Chief Financial Officer


Received/Approved:


/s/Darryl S. Hallie
------------------------
Darryl S. Hallie
Vice President